Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

August 10, 2018

VIA EDGAR TRANSMISSION

Amanda Ravitz

Assistant Director

Office of Manufacturing and Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:      Gores Holdings III, Inc.

Amendment 2 to

Draft Registration Statement on Form S-1

Submitted May 15, 2018

CIK No. 0001720821

Dear Ms. Ravitz:

On behalf of our client, Gores Holdings III, Inc. a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 11, 2018, relating to Amendment No. 2 to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001720821) confidentially submitted with the Commission on May 15, 2018. We are concurrently submitting via EDGAR the Registration Statement on Form S-1 (the “Registration Statement”). The changes reflected in the Registration Statement include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of the Registration Statement, including copies marked to show the changes from the version confidentially submitted on May 15, 2018.

Set forth below are the Company’s responses to the Staff’s comments.  For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement.

Amanda Ravitz

Securities and Exchange Commission

August 10, 2018

General

1.                                    Please ensure that your cover page does not exceed one page in length as required Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision.

The Company acknowledges the Staff’s comment and confirms that the cover page does not exceed one page in length as required Item 501(b) of Regulation S-K and is limited to information required by Item 501 and other information that is key to an investment decision.

2.                                    Please revise your disclosure to indicate the date through which subsequent events were evaluated. Refer to ASC 855-10-50-1a.

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-13 accordingly.

Amanda Ravitz

Securities and Exchange Commission

August 10, 2018

*        *        *        *        *

Please contact the undersigned at (212) 310-8849 if you have any questions or need further information.

Sincerely yours,

/s/ Heather Emmel

Heather Emmel

cc:                              Mark R. Gores

Chief Executive Officer

Gores Holdings III, Inc.

Dale Welcome, Staff Accountant

W. John Cash, Accounting Branch Chief

Edward M. Kelly, Senior Counsel

Asia Timmons-Pierce, Special Counsel

Securities and Exchange Commission

Paul D. Tropp, Esq.

Freshfields Bruckhaus Deringer US LLP